Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S‑8 (No. 333-139250 and No. 333-53137) of The Andersons, Inc., of our report dated June 5, 2020, with respect to the statement of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related supplemental schedule as of December 31, 2019, which appears in the December 31, 2019 annual report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan.

/s/ LBMC PC
Brentwood, Tennessee
June 5, 2020